Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended March 31, 2021

July 15, 2021

TABLE OF CONTENTS

Basis of Presentation1

Market and Industry Data1

Cautionary Note Regarding Forward-Looking Statements2

Corporate Structure3

General Development of the Company4

Description of the Business11

Risk Factors23

Dividends39

Description of Our Share Capital39

Market for Our Securities40

Directors and Officers42

Cease Trade Orders, Bankruptcies, Penalties or Sanctions45

Legal Proceedings and Regulatory Actions46

Interest of Management and Others in Material Transactions47

Escrowed Securities47

Transfer Agents and Registrars47

Material Contracts47

Independent auditors47

Report on Audit Committee48

Additional Information49

Schedule “A” Charter of the Audit Committee of the Board of DirectorsA-1

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Basis of Presentation

As used in this annual information form (“AIF”), unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar expressions refer to Neptune Wellness Solutions Inc. (previously Neptune Technologies & Bioressources Inc.) and its subsidiaries, collectivelly or individually.

Unless otherwise noted, in this AIF, all information is presented as of March 31, 2021. All references in this AIF to “dollars”, “CDN$” and “$” refer to Canadian dollars and references to “US$” refer to United States dollars, unless otherwise expressly stated.

References in this AIF to our fiscal year refer to the fiscal year ended March 31. For example, references to “Fiscal 21” refer to our fiscal year ended March 31, 2021.

We have proprietary and usage rights to a number of company names, product names, trade names and trademarks used in this AIF that are important to our business, such as, Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness, Forest Remedies®, and Ocean Remedies®. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this AIF.

Market and Industry Data

Market data and certain industry data and forecasts included in this AIF were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this AIF. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

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Cautionary Note Regarding Forward-Looking Statements

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facility; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as legal cannabis oil production; our ability to obtain additional financing on reasonable terms or at all; our ability to complete and, as applicable, integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this AIF, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Unless otherwise indicated, forward-looking statements in this AIF describe our expectations as of the date of this AIF and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

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Corporate Structure

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The common shares of Neptune (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Stock Market (“NASDAQ”) under the symbol “NEPT”.

Since its incorporation, Neptune has amended its articles on numerous occasions. The Corporation first amended its articles on May 30, 2000 to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into Common Shares. On November 1, 2013, the Corporation amended its articles of incorporation to reflect certain changes to items relating to board matters. On August 22, 2018, the Corporation amended its articles of incorporation to change its name to Neptune Wellness Solutions Inc.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2021, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
9354-7537 Québec Inc.	Québec	100%
Biodroga Nutraceuticals Inc.	Québec	100%
Neptune Forest, Inc.	Delaware	100%
Neptune Growth Ventures, Inc.	Delaware	100%
Neptune Health & Wellness Innovation, Inc.	Delaware	100%
Neptune Holding USA, Inc.	Delaware	100%
Neptune Wellness Brands Canada, Inc.	Québec	100%
Sprout Foods, Inc.	Delaware	50.1%
Sugarleaf Labs, Inc.	Delaware	100%

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc., and became Biodroga Nutraceutical Inc. (“Biodroga”).

9354-7537 Québec Inc. was incorporated on February 6, 2017. It is a wholly-owned subsidiary of Neptune that was created with the intent of submitting an application to become a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and to obtain a Control Substance Licence (also referred to as a Dealer’s Licence) under the Controlled Drugs and Substances Act (“CDSA”), which was transitioned to an application for a license for standard processing under the Cannabis Act and the Cannabis Regulations with the coming into force of the new legislation and regulations on October 17, 2018. See “Description of the Business – Business Overview & Mission”.

On May 3, 2019, Neptune incorporated Neptune Holdings USA, Inc., a Delaware corporation wholly-owned by Neptune, which was created in connection with the proposed acquisition of the business of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”). See “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”.

On May 3, 2019, Neptune incorporated Neptune Acquisition USA, Inc., a Delaware corporation wholly-owned by Neptune Holding USA, Inc., which was created in connection with the proposed acquisition of the business of SugarLeaf. On May 13, 2019, Neptune filed a Certificate of Amendment of Certificate of Incorporation to change its name to Sugarleaf Labs, Inc. See “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”.

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On April 16, 2020, Neptune incorporated Neptune Health & Wellness Innovation, Inc., a Delaware corporation wholly-owned by Neptune Holding USA, Inc.

On May 21, 2020, Neptune incorporated Neptune Forest, Inc., and Neptune Growth Ventures, Inc., each a Delaware corporation wholly-owned by Neptune Holding USA, Inc.  The Corporation intends to commercialize the Forest Remedies™ and Ocean Remedies™ brands through Neptune Forest, Inc.

On May 22, 2020, Neptune incorporated Neptune Wellness Brands Canada, Inc., each a Quebec corporation wholly-owned by Neptune. The Corporation intends to commercialize branded products in Canada through Neptune Wellness Brands Canada, Inc.

On February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital. Sprout is held by Neptune Growth Ventures, Inc. See “General Development of the Corporation – Fiscal Year Ended March 31, 2021 – Neptune Acquires Controlling Interest in Sprout Foods, Inc.”

General Development of the Corporation

Fiscal Year Ended March 31, 2019

Transaction Concluded with Canopy Growth Corporation

On June 19, 2018, the Corporation announced that it had entered into a multi-year processing agreement with Canopy Growth Corporation (“Canopy Growth”). Under the terms of the agreement, the Corporation will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity to provide extracted cannabis products.

Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, the Corporation announced that it had filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. See “Patent Applications” under the heading “Description of the Business”, below.

License from Health Canada

On September 17, 2018, Neptune announced that it received a Confirmation of Readiness letter from Health Canada in regard to its application to become a Licensed Producer under the ACMPR (Access to Cannabis for Medical Purposes Regulations). Health Canada’s positive response marked another important regulatory step forward to obtaining Neptune’s licence to produce cannabis oil supporting its timeline to commence commercialization during Fiscal 2019.

On January 7, 2019, Neptune announced that it received a License for Standard Processing from Health Canada under the Cannabis Act. The Standard Processing License, issued on January 4, 2019, enables Neptune to possess cannabis, to produce cannabis (other than obtain it by cultivating, propagating or harvesting it) and to sell its products or its services to other license holders.

Phase II – 5 Million Investment in Cannabis Extraction Expansion

On June 5, 2018, Neptune announced an investment of $4.8 million to expand the capacity of its extraction facility to 200,000 kg of input material annually. This expansion was completed on time and on budget in April 2019.

Transaction concluded with Lonza

On December 21, 2018, the Corporation announced that it had entered into a multi-year intellectual property (IP) licencing and capsule sale agreement with Lonza (SWX: LONN). With an initial annual capacity of up to 200 million

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capsules, this licensing agreement will allow Neptune to seek to become a large-scale Licaps® manufacturer in the Canadian cannabis sector.

Commercial Production and Shipping of Cannabis Extracts

On March 26, 2019, the Corporation completed initial commercial cannabis extracts production lots and was shipping same from its licensed, GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) facility, in Sherbrooke, Quebec.

Fiscal Year Ended March 31, 2020

Acquisition of the Assets of Hemp Processor SugarLeaf

On July 24, 2019, Neptune completed the acquisition of substantially all of the assets of Sugarleaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”), a North Carolina-based commercial hemp company (the “SugarLeaf Acquisition”). Neptune paid an initial consideration for SugarLeaf of $23.7 million (US$18.1 million), through a combination of $15.8 million (US$12.0 million) in cash and $8.0 million (US$6.1 million) in Common Shares (1,587,301 Common Shares). Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173.5 million (US$132.0 million). A portion of the earnout is to be paid by the issuance of a fixed number of Common Shares upon the achievement of certain performance targets. The three additional earnout payments, if earned, are to be paid over three years following the acquisition with a combination of cash or Common Shares, with at least 50% in cash. The initial cash consideration of the transaction was funded with the proceeds of a private placement financing by the Corporation completed in July 2019 (the “July 2019 Private Placement”). We filed a business acquisition report on Form 51-102F4 with respect to the SugarLeaf Acquisition on October 4, 2019 which is available under the Corporation’s profile on SEDAR at www.sedar.com.

During the year ended March 31, 2020, Neptune determined there was an impairment indicator due to a decline in hemp-derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf business. This resulted in a goodwill impairment loss of $82.1 million and a gain of $97.2 million related to a reduction in the fair value of the contingent consideration payable to the former owners of the SugarLeaf business.

Turn-Key Hemp Product Solutions

On April 15, 2019, Neptune announced that its Solutions Business has begun offering turnkey product development solutions with hemp-derived ingredients to business customers in the United States. A U.S.-based supply chain of licensed hemp extract producers has been established, and initial purchase orders are being processed. SugarLeaf will be the main supplier for the turnkey product development solutions with hemp-derived ingredients to our business customers in the United States.

Settlement on Claims

On May 10, 2019, the Corporation announced that it had settled certain claims made by the Corporation’s former chief executive officer against the Corporation in respect of the termination of his employment with the Corporation. Neptune agreed to issue 600,000 Common Shares from treasury and transfer 2,100,000 shares of Acasti held by Neptune to the former chief executive officer, in exchange for a full and final release on all procedures in connection with this case.

Transaction Concluded with Tilray

On June 7, 2019, Neptune entered into a definitive agreement to provide extraction, and purification services to Tilray Inc. (“Tilray”), a global leader in cannabis research, cultivation, production, and distribution. Neptune will receive, at its facility in Sherbooke, Quebec, cannabis and hemp biomass from Tilray. Neptune will provide extraction services to produce various extract formats which include crude resin, winterized oil and distillate extracts. \

Transaction Concluded with TGOD

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On June 12, 2019, Neptune announced the signature of a three-year contract with The Green Organic Dutchman (“TGOD”). Neptune will provide extraction services as well as turnkey packaging solutions to TGOD covering a range of product forms such as capsules, vape pens, sprays, topicals, sachets, tinctures, and others.

Strategic Partnership with American Media LLC

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the United States, including Forest Remedies™, and Ocean Remedies™. American Media owns and operates leading celebrity and health and fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. As reported by American Media, its portfolio of brands has a combined total circulation of over 2.3 million and reaches over 47 million readers each month. American Media’s wide reach in mobile and online media has over 60 million unique visitors and over 762 million page views monthly.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune. On October 3, 2019, Neptune issued to American Media 3,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$8.00 per share and expiring on the fifth anniversary of such issuance. The warrants will vest proportionally to the services rendered by American Media. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of 6 months.

In addition, on February 5, 2020, Neptune announced the expansion of its strategic partnership with American Media to help support the launch of Neptune’s Ocean Remedies™ brand and product line. Under the terms of this expanded partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s Ocean Remedies™ brand in the U.S. American Media will provide Neptune with marketing and creative services valued at US$4.7 million in exchange for 1,175,000 warrants that Neptune will issue to American Media. Each warrant gives the holder the right to purchase one Common Share at an exercise price of US$8.00 per share and expires on the fifth anniversary of such issuance. Upon exercise of the warrants, American Media will be required to hold the Common Shares acquired for a minimum of six months.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

As further detailed below, the first products have been launched under Neptune’s Forest Remedies™ brand. The initial launch will include a variety of topical products across the aromatherapy category. Additional category launches should follow and the total stock-keeping unit (“SKU”) count could ultimately exceed 50 SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

In conjunction with the co-development partnership, Neptune issued to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one Common Share at an exercise price of US$12.00 per share and expiring on the fifth anniversary of such issuance.

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Amended and Restated Processing Agreement with Canopy Growth Corporation

On November 12, 2019, Neptune entered into an amended and restated processing agreement with Canopy Growth Corporation (“Canopy”) to amend their multi-year agreement whereby Neptune supplements Canopy’s extraction, refinement and extract product formulation capacity. Under this amended and restated agreement, Neptune and Canopy agreed to amend the schedule of processing volumes committed to Neptune by Canopy as well as remove certain preferential rights previously granted to Canopy with respect to Neptune’s capacity and pricing. Neptune and Canopy also agreed to negotiate volume and pricing based on market conditions for all orders following June 30, 2020.

Updates on Non-Core Investments

On January 13, 2020, Neptune announced the sale of 1,964,694 shares of Acasti for net proceeds of $5,318 as part of a monetizing process for the Corporation’s non-core investments.

Launch of Forest Remedies and Ocean Remedies

On February 13, 2020, Neptune announced the official launch of its Forest Remedies™ and Ocean Remedies™ brands by launching 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil, and a pet soother. Such Forest Remedies™ products were crafted using Neptune’s hemp extracts, which are produced with its proprietary cold ethanol extraction process and tested for purity at third-party laboratories. Furthermore, in collaboration with IFF, as of March 31, 2021 Neptune launched eighteen essential oils SKUs, which are commercialized under the Forest Remedies™ brand. Neptune also launched Ocean Remedies™ directly on a second website (www.oceanremedies.com). Neptune’s krill oil products, and any other future omega 3 products, will be commercialized under this brand.

Establishment of At-the-Market Program

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC (“Jefferies”) pursuant to which Neptune may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent, such Common Shares as would have an aggregate offer price of up to US$50,000,000.

Hand Sanitizer Products

In March 2020, Neptune commenced its expansion into the production and sale of hand sanitizer products.

Fiscal Year Ended March 31, 2021

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

On March 22, 2021, Neptune also announced that Health Canada has provided the Corporation with a license amendment to allow it to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  Neptune currently supplies the market with premium cannabis extracts, under its Mood Ring™ and PanHash™ brands, and will expand its offering to include all regulated product categories. This empowers the Corporation to provide a comprehensive portfolio, enhance its total addressable market and target the lucrative flower segment, which is a dominant force in the industry both in sales and revenue.  All cannabis products are manufactured and packaged at the Corporation's purpose-built facility in Sherbrooke, Quebec.

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Changes to the Board of Directors and New Auditors

On August 12, 2020, two new directors were elected to the Board of Directors of Neptune during the Annual General Meeting (“AGM”): Jane Pemberton and Frank Rochon.

Ms. Pemberton is an experienced growth driven executive, who has spent her career focused on driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose. She is currently the CEO of Vital Nutrients Holdings and an Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector. Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.

Effective with the election of the two new Board members, Hélène Fortin ceased to be a director of Neptune.

Ernst & Young, LLP were also appointed as the Corporation's auditors during the AGM, replacing KPMG LLP.

Finally, on May 17, 2021, Neptune announced that Richard Schottenfeld has resigned as a director of the Corporation for personal considerations.

Neptune Introduces Mood Ring™ and PanHash™ Cannabis Brands for Canadian Market

Mood Ring™

On August 18, 2020, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market. The Mood Ring™ brand and product line will officially launch in select Canadian markets this fall to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring™ leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market. Mood Ring™ will use Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Corporation’s tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring™ to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

British Columbia

The Corporation entered into an agreement on September 24, 2020 with the British Columbia Liquor Distribution Branch (“BCLDB”), the wholesaler and public retailer of nonmedical cannabis throughout the province, for the sale and distribution of Neptune’s new proprietary Mood Ring™ product line.  The agreement marks the launch of Neptune’s Mood Ring™ product line for sale into the Canadian non-medical cannabis market. Products became available for purchase in December 2020 through the BC Cannabis Store online, in addition to its government-run retail locations across British Columbia and to private licensed retailers in British Columbia.

Ontario

The Corporation entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune's new proprietary recreational product line, Mood Ring™.  Ontario is Canada's largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring™ products to the OCS for sale and wholesale distribution. The products became available for purchase in February 22, 2021 through the OCS online store. Additionally, the Mood Ring™ product line is available to licensed private retailers in Ontario.

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Quebec (PanHash™)

On March 22, 2021, Neptune announced that it entered into a letter of intent with Société québécoise du cannabis (“SQDC”), the province’s sole legal retailer for recreational cannabis, for the sale of Neptune’s new cannabis brand, PanHash™, exclusively for the Province of Quebec.  The initial PanHash™ launch will include two products with a high concentration of CBD: cannabis oil and capsules. These products benefit from Neptune’s proprietary cold ethanol extraction technology, which produces full-spectrum extracts, preserving all of the plant’s terpenes. The agreement authorizes Neptune to supply PanHash™ products to the SQDC for sale in Quebec. PanHash™ products became available for purchase as of May 27, 2021.

Alberta

Neptune announced on April 28, 2021 that it entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (“AGLC”), the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune's proprietary recreational cannabis brand, Mood Ring™. This is the fourth supply agreement the Corporation has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring™ and PanHash™ brands, to over 1,600 retailers across British Columbia, Alberta, Ontario and Quebec; these four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020.

Launch of Legendary Wildlife Conservationist Jane Goodall’s First Product with the Corporation

On September 17, 2020, Neptune announced the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.  Inspired by her love of Africa and passion for protecting wildlife and built with the world-recognized leader International Flavors and Fragrances, this exclusive line of natural, plant-based wellness products directly supports the legendary conservationist’s efforts to create a better world for all living things. With every purchase, 5% of the sale price is donated directly to the Jane Goodall Institute to support continued research, conservation, and education efforts.

Neptune to Open a Florida-based Office

On November 25, 2020, Neptune announced that it intends to open a Florida-based office, which is expected to open by approximately mid-August 2021. The office will focus on U.S. legislation matters in Cannabis and global growth opportunities. This office will lead the Corporation’s international institutional advocacy program to drive the conversion of cannabis from an illicit to regulated market.

Neptune Completes its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

In April 2021, Neptune completed its transition from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product. Neptune is beginning its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the Corporation’s purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products.

Neptune Acquires Controlling Interest in Sprout Foods, Inc.

On February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. ("Sprout"), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a major shareholder in Neptune.  Sprout is an organic plant-based baby food and toddler snack company with USD$28 million in annual net revenues. The transaction consideration includes a cash payment of USD$6.0 million and the issuance of 6,741,573 Neptune common shares having a value of USD$17.6 million. Additionally, Neptune is guaranteeing a USD$10.0 million note issued by Sprout in favor of MSEC.

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Arbitrator Rules for Neptune in Dispute with Azpa Pharmaceuticals Pty. Ltd.

An independent arbitrator engaged to resolve a commercial dispute between Neptune and Azpa Pharmaceuticals Pty. Ltd. ("Azpa") rendered a decision in favor of Neptune on February 15, 2021, awarding Neptune its full claimed damages, legal fees, and interest of roughly CAD$8 million. The Corporation is seeking recovery of damages, legal fees and interest, however there can be no assurance of the amount, if any, that may be recovered. In 2007 and again in 2011, Azpa entered into a distribution agreement with Neptune for exclusive distribution rights for specific Neptune products in Australia and New Zealand. In 2013, Azpa failed to pay Neptune for shipments of products, giving rise to the arbitration. The arbitrator's award entirely upheld Neptune's interpretation of the distributorship agreement and fully rejected Azpa's CAD$137 million counter claim.

Neptune Announces Exclusive Licensing Agreement Between Sprout Foods and CoComelon®

On June 9, 2021, the Corporation announced a multi-year licensing agreement between Sprout® and CoComelon®, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment Ltd (“Moonbug”). With more than 110 million subscribers worldwide, CoComelon is the #1 children's entertainment and educational show in the world claiming a #1 ranking on YouTube with its top three episodes generating nearly nine billion views around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3. Sprout products bearing the licensed property are expected to launch in the summer of 2021 in North America.

Description of the Business

Business Overview & Mission

Neptune is a diversified and fully integrated health and wellness company with multiple brand units. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Corporation utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Corporation has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.  Neptune has expanded its operations since June 2020 into several brand units in order to better address its markets.  The main brand units are the following:  Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages.

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.

Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business (“B2B”) and business-to-consumer (“B2C”) segments in the consumer-packaged goods (“CPG”) market. Over the past year, Neptune has undergone a significant transformation from a B2B cannabis and hemp extraction company to a fully integrated consumer products company. The Corporation's long-term strategy is focused on the health and wellness sector with an emphasis on select CPG verticals, including Cannabis, Nutraceuticals, Beauty & Personal Care, and Organic Foods & Beverages. Neptune's current brand portfolio across these verticals include Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness, Forest Remedies®, and Ocean Remedies®.

Neptune has a dual go-to market B2B and B2C strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Corporation. Accordingly, Neptune has transitioned the focus of its Sherbrooke facility from B2B

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to B2C in the second and third quarters of FY2021. Also, the operations of SugarLeaf at the Conover facility were paused; at the moment, no date has been set for resumption of operations.

Neptune’s flagship innovative consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to get international recognition as Neptune’s collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.

Neptune plans to expand its line of cannabis consumer product goods readying itself for expansion into the United States when permitted by United States Federal law, based on the results of a comprehensive and independent survey commissioned by the Corporation.  In preparation for potential U.S. cannabis legalization under Federal law, Neptune is proactively primed for larger distribution. Neptune’s Mood Ring™ line—which was launched in select Canadian markets during the third quarter of FY2021, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Corporation to scale its owned and operated brands to introduce additional cannabis products to complement our hemp and essential oil lines.  Furthermore, the PanHashTM line will be launched in Quebec during spring 2021.

On February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. (“Sprout”), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC became a shareholder in Neptune.  Sprout’s focus on wholesome organic baby food products resonates strongly with Neptune’s core values. By combining high-quality plant-based ingredients and cruelty-free ingredients, Sprout has created a trusted brand with a comprehensive range of products.

Sprout represents an opportunity for Neptune to:

o	Capitalize on a shared mission to redefine health and wellness for children;
o	Focus on building a portfolio of high quality, organic and affordable consumer products;
o	Capitalize on the market demand for natural, plant-based, sustainable, and purpose-driven brands.

Neptune's future will be focused on brand creation, accelerated organic growth complemented by new acquisitions with operational excellence as our foundation. The first step toward this new strategy is a lineup of CBD-infused beverages starting with teas and lemonades, that is expected to launch into the U.S. market later this year.  Additionally, we will introduce a disruptive plant-based Omega 3-6-9 product in the U.S. market as well as plant-based tableware and utensils.

Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical. This includes expanding the supply and manufacturing base, which is expected to significantly lower production costs and improve gross margins and returns on invested capital. The MaxSimil® product lineup will be expanded with the launch of two new consumer products: MaxSimil® with CoQ10 and MaxSimil® with Curcumin. Additionally, the Corporation plans to launch a new consumer line of Vitamin Sprays and Pumps for both children and adults with selected retail partners. To support anticipated accelerated growth, the Nutraceuticals U.S. sales force has been expanded to maximize awareness and distribution of the capabilities and expertise in CBD formulation, prebiotics and probiotics, and proteins within this important vertical.

Neptune also made significant progress expanding its product distribution in the Canadian cannabis market over the last several months. The Corporation received authorization to sell its Mood Ring™ and PanHash™products in four provinces. Products are currently sold in British Columbia and Ontario, with plans to begin sales in Alberta and Quebec soon. Additionally, Neptune recently received a license amendment from Health Canada to allow the sale of dried cannabis flower and pre-rolled cannabis joints throughout the Canadian market.

The Corporation intends to continue organically building out its existing brand portfolio through innovation and contributions from its product development and research and development teams.  No matter the market or brand unit, Neptune intends to grow its business in an efficient and sustainable manner.  Neptune intends to grow its revenues

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organically, by developing new products and by selling to new markets, and also through the acquisition and integration of businesses.

B2C Brand Portfolio Strategy

We are currently working on accelerating brand equity for our brand portfolio:

Biodroga Neutraceuticals™. Neptune, through its Biodroga Nutraceuticals Inc. subsidiary, provides product development and turnkey solutions (4PL) to its customers throughout North America.  Biodroga offers a full range of services, whether it is leveraging our global network of suppliers to find the best ingredients or developing unique formulations that set our customer apart from their competition.  Biodroga core products are Maxsimil, various Omega-3 flavored fish oils and a line of CBD enhanced products, as well as softgel solutions.

MaxSimil.  Neptune’s patented Maxsimil is an omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids.  The Journal of Nutrition by the Oxford University Press, recently published the results of a clinical study that position Maxsimil as a superior Omega-3 supplement.  Maxsimil was first introduced to the market in 2018, and is sold as a straight omega-3 supplement with standard and unique concentration of EPA/DHA.  Maxsimil is also starting to be presented in combination with specialty ingredients such as Curcumin, Vitamin K2 and CBD.

Forest Remedies™. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand was focused in the United States.

Ocean Remedies™. Neptune also rebranded OCEANO³ to Ocean Remedies™. The Corporation’s omega-3 products are now commercialized under the Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Neptune Wellness. Neptune, through its Neptune Health & Wellness Innovation, Inc. subsidiary, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers. Since March 2021, Health Canada also allows Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.

PanHash™.  The newest addition to Neptune’s line of cannabis products, the PanHash™ brand was specifically designed for the Quebec market to sell cannabis products in the province of Quebec. The initial PanHash™ launch occurred in May 2021 and included two products with a high concentration of CBD: cannabis oil and capsules.

Sprout®. Neptune entered a new market with the acquisition of a controlling interest in Sprout.  Sprout has created a trusted organic baby food brand with a comprehensive range of products that are always USDA certified organic, non-GMO and contain nothing artificial. Sprout’s products target four segments: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up). Since completing the Sprout acquisition, the Corporation has begun expansion efforts in Sprouts' distribution, including to in substantially all of Target's U.S. retail stores. The Corporation also expects to launch Sprout products in Canada and the UK during the second fiscal quarter of fiscal year 2022.

NurturMe®. Prior to the Neptune/Sprout transaction in early 2021, Sprout acquired the assets of NuturMe, an organic baby food brand.  Their product line ranges from Stage 1 (4 to 6 months) quinoa cereal to probiotic and prebiotic fortified Toddler pouches.  The brand has had distribution via Sam’s Club, HEB and online via Thrive Market and direct to consumer.

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Nosh!®. Prior to the Neptune transaction in early 2021, Sprout acquired the assets of organic baby food brand Nosh!. Nosh! products range from Stage 1 teethers to Toddler and up-aged snacks. This includes an allergen introduction line “Peanut Butter Puffs”. The brand has had distribution in the largest organic baby food retailers including Target and Wal Mart, as well as ecommerce platform Amazon and direct to consumer.

Neptune’s Market

Cannabis

Neptune obtained its sale license from Health Canada on June 29, 2020; the amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers, and to holders of a license for sale for medical purposes was authorized. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.  Consequently, Neptune introduced its proprietary Mood Ring™ cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020.  A further amendment to its sale license was announced on March 22, 2021, allowing Neptune to sell dried cannabis flower and pre-rolled cannabis in the Canadian recreational market.  A letter of intent was also signed with SQDC, for the sale of Neptune’s new cannabis brand, PanHash™, in Quebec.

As mentioned above, Neptune sells or will sell cannabis products in four Canadian provinces (British Columbia, Ontario, Quebec and Alberta), representing 87% of the Canadian population, through its brands, Mood Ring™ and PanHash™. Mood Ring™ is a non-GMO and environmentally friendly packaged product with several lines integrating high CBD oil, legacy hashish and high CBD capsules. Mood Ring™ is produced using Neptune’s patented cold ethanol extraction process, which creates a full spectrum concentrate that preserves terpenes to retain its earthy aroma and flavor. PanHash™ includes two product lines with a high concentration of CBD in cannabis oil and capsules, leveraging the Corporation’s cold ethanol extraction technology, which produces full-spectrum extracts, preserving all the plant’s terpenes.

Nutraceuticals

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil®, a technology that helps increase digestion and absorption of fat-soluble and nutritional ingredients.  Additionally, the Corporation sources a variety of other marine oils, seed oils and specialty ingredients that are available for sale as raw material or transformed into finished products. The Corporation plans to launch a new line of Vitamin Sprays and Pumps for both children and adults. Neptune is focused on expanding its exclusive Omega-3 delivery technology MaxSimil® while improving growth and profitability in its Nutraceuticals vertical through its brand Biodroga Neutraceuticals.

Neptune’s core strength is product innovation with a focus on specialty ingredients offered in bulk soft gels and liquid delivery systems. The Corporation continues to expand its delivery system capabilities with pumps, sprays, roll-ons and CBD enhancements. All of Neptune’s Nutraceutical products are available under distributors’ private labels, primarily sold in the Canadian and U.S. nutraceutical markets. With more than 50 years of combined experience in the nutrition industry, Neptune, through its nutraceuticals products business, also formulates, develops and provides customers with turnkey nutrition solutions.

Beauty & Personal Care

Neptune is leveraging the power of cannabinoids and other plant-based ingredients to help consumers generally feel better than they did before. The Corporation sells wellness brands to the Beauty & Personal Care market through its leading brand, Forest Remedies. Forest Remedies offers several lines of CBD-based oils and extracts, and is expanding into plant-based supplements, including first-of-its kind multi-omega gummies and soft gels with packaging that is 100% plastic-free.

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Organic Foods and Beverages

In February 2021, Neptune acquired a controlling interest in Sprout, an organic plant-based baby food and toddler snack company. Sprout is an integral piece of Neptune's health and wellness portfolio and represents a key brand within the Organic Foods and Beverages vertical. Since completing the Sprout acquisition, the Corporation has begun expansion efforts in Sprouts' distribution across substantially all of Target's U.S. retail stores. The Corporation also expects to launch Sprout products in Canada and the UK during the second fiscal quarter of 2022. The Corporation expects the Neptune/Sprout combination to result in significant incremental revenue growth for both companies, with several near and long-term revenue synergy opportunities identified within Neptune’s existing relationships and current sales channels, as well as an exciting new product pipeline to be launched under the Sprout brand. Sprout’s three main brands are Sprout®, Nosh!® and NurturMe®.

Competition

The cannabis, nutraceutical, beauty & personal care and organic foods and beverages industries are highly competitive. There are many companies, public and private universities, and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

We seek to differentiate our products and marketing from our competitors based on product quality, customer service, marketing support, pricing and innovation, and believe that our strategy enables us to effectively compete in the marketplace. For additional information regarding the competitive nature of our businesses, see “Risks Related to Our Business” under the heading “Risk Factors”, below.

Manufacturing and Supply

Canadian Cannabis Products – Extracts and Formulations

We retrofited our existing production facility located in Sherbrooke, Province of Québec, Canada to comply with Health Canada requirements under the Cannabis Act, in order to produce our cannabis extracts and formulations at our existing site. Our GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our facility, which allows us to conduct research, new product development and quality control analysis in‑house.

As a condition for obtaining our licence to produce cannabis oil under the Cannabis Act, Health Canada required multiple compliance measures to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. For additional information regarding the regulatory context of the cannabis industry, see “Risks Related to the Cannabis Industry” under the heading “Risk Factors”, below.

Based on our expected growth rate, we believe that our manufacturing capacity will be sufficient to meet our requirements for the near future. Our intention is to maximize the return on investment in our manufacturing unit.

Nutraceutical Products

Our other nutraceutial products are manufactured by third party manufacturers located in North America. In order to meet demand for our nutraceutical products, we have developed relationships with selected contract manufacturers. We believe that we are not dependent on any such contract manufacturer and that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations, if need be.

We subcontract the encapsulation process and the packaging of our products to third parties in Canada and the United States.

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We currently purchase raw materials for the manufacturing of our products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could generally obtain the same ingredient or an equivalent from an alternative supplier, with minimal disruption to our operations.

We are constantly looking at ways to improve the logistics of our operations and optimize processes in place.

Hand Sanitizer Products

Our hand sanitizer products are currently manufactured by third party manufacturers located in North America. Neptune has also completed the submission to the FDA for registration of its Conover, North Carolina facility for the production of hand sanitizers.

Sales and Distribution

Cannabis Activities

The Corporation manufactures, sells and distributes its cannabis products primarily to provincal distributors, such as the Ontario Cannabis Store and the Société québécoise du cannabis, and other private distributors authorized to conduct business legally in Canada and globally. As cannabis becomes legalized for medicinal purposes in other countries, the Corporation intends to also benefit from those business opportunities.

Nutraceutical Activities

The Corporation sells its nutraceutical products mainly in bulk softgels or liquids to multiple distributors and customers, who commercialize these products under their private label. While the Corporation may have orders in place with approximately 100 different distributors and customers at any one time, the majority of the Corporation’s sales are concentrated with a small group of distributors and customers. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances.

Consumer Sales in the United States

In the United States, we intend to sell our products to mass retailers, grocery stores, warehouse clubs and other retail outlets primarily through a network of brokers. Certain products, including Forest Remedies™ and Ocean Remedies™, are currently sold through e-commerce, including on our websites www.forestremedies.com and www.oceanremedies.com.

Online orders of Forest Remedies™ and Ocean Remedies™ are handled by our distribution personnel and a third party contractor retained by us. Once an internet order is completed, our computer system forwards the order to the distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Then, the orders are prepared, picked, packed and shipped continually throughout the business day. Completed orders are bar-coded and scanned and the merchandise and ship date are verified and entered automatically into the customer order file for access by sales associates before shipment. All orders are distributed through common carriers.

We currently distribute all our products to our customers through contract and common carriers.

Neptune’s consolidated revenues for Fiscal 2021 amounted to $46.8 million, a $17.2 million increase from $29.6 million for Fiscal 2020. Our sales are not cyclical or seasonal.

Employees

As of March 31, 2021, we had 127 employees working at our business offices in Laval and at our facilities in Sherbrooke and Conover, North Carolina. Our employees possess specialized skills and knowledge in the following fields, which we believe are valuable assets of the Corporation: (i) oil extraction processes, (iii) scientific knowledge, (iv) commercialization and business development, (v) regulatory affairs, (vi) corporate and legal matters, (vii) clinical

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validation of biological therapeutic properties, and (viii) quality assurance/quality control. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

Facilities

Our headquarters is located in leased offices in Laval, Province of Québec, where our general and administrative departments primarily operate. We also own a production facility in Sherbrooke, Québec, where we also conduct laboratory activities, and lease a production facility in Conover, North Carolina. We also have leased offices in Vaudreuil, Province of Québec, Canada, which was previously used for the Corporation’s Biodroga business, and leased offices in Montvale, New Jersey, which is the headquarters for Sprout. The Corporation intends to sub-lease the Vaudreuil and Montvale offices. In addition, Neptune has leased office space in Jupiter, Florida, which is expected to open in late calendar 2021.

Intellectual Property

We consistently evaluate the importance of obtaining intellectual property protection for our technology brands, products, applications and processes and maintaining trade secrets. When applicable to our business and products, we seek to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. We also make use of trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position.

Brand Names and Trademarks

Mood Ring™, PanHash™, Sprout®, NurturMe®, Nosh!®, Neptune Wellness™, Forest Remedies®, and Ocean Remedies® are trademarks of the Corporation. MaxSimil®, NKOTM, NKO BeatTM, NKO FlexTM and NKO FocusTM are trademarks authorized for use by the Corporation.

Patent Applications

On August 9, 2018, Neptune filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and have been incorporated into the Corporation’s GMP-certified extraction facility in Sherbrooke. The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

Licensing Agreements

On November 27, 2017, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, in combination with cannabis-derived products. This new agreement allows Neptune to research, manufacture, formulate, distribute, and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich or hemp derived ingredients for medical and adult use applications. The Corporation believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as CBD.

In connection with the Aker Transaction, Aker BioMarine (as licensor) and Neptune (as licensee) entered into a trademark licence agreement effective as of August 7, 2017 (the “Aker Trademark Licence Agreement”), pursuant to which Neptune has the limited, exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO Beat™, NKO Flex™ and NKO Focus™ trademarks, solely in furtherance of the manufacturing of products containing krill oil where all krill oil contained in such products is sourced or received by Neptune exclusively from Aker BioMarine, the whole under the terms of a patent licence agreement between Aker BioMarine and Neptune

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effective as of the same date (the “Aker Patent Licence Agreement”). Pursuant to the Aker Trademark Licence Agreement, Neptune also has a limited, non-exclusive, terminable (as permitted under such agreement), royalty-free, fully paid up, worldwide, non-transferable, non-sublicensable (except as provided in such agreement) right and licence to use the NKO and NKO & Design trademarks, the whole under the terms of the Aker Patent Licence Agreement.

Pursuant to the Aker Patent Licence Agreement, Aker BioMarine (as licensor) has granted to Neptune (as licensee) a limited, terminable (as permitted under such agreement), royalty-free, fully paid-up, non-exclusive, worldwide, non-transferable, nonsublicensable (except as provided under such agreement) right and license to use krill oil purchased only and exclusively Aker BioMarine, under a supply agreement entered into between Aker BioMarine and Neptune effective as of August 7, 2017 (the “Aker Supply Agreement”), to make, have made, use, offer to sell, sell and import licensed products solely in furtherance of Neptune’s business as described further therein. In the event that Aker BioMarine fails to supply the krill oil under the terms of the Aker Supply Agreement, or terminates the Aker Supply Agreement, the Aker Patent Licence Agreement provides that Aker BioMarine will grant to Neptune a licence to use certain patents and/or trade secrets to enable Neptune to extract krill oil from any raw material containing krill biomass.

On January 30, 2020, Neptune entered into an exclusive, worldwide, and royalty-bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology, and strong growth driver of Neptune’s nutraceutical business, replacing a previous license for MaxSimil entered into in 2016. The agreement allows Neptune to manufacture, distribute, and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between Neptune and its contracting partner on clinical trials. In order to keep its exclusivity, Neptune has to sell a minimum volume per year or pay the minimal amount.

On June 9, 2021, Sprout Foods entered into a multi-year licensing agreement with Moonbug, providing Sprout with an exclusive license to utilize certain properties relating to CoComelon®, the world's leading children's entertainment brand, owned and operated by Moonbug, with Sprout products.

Canadian Regulatory Framework

On October 17, 2018, the Cannabis Act (Canada) and the Cannabis Regulations came into force in Canada, legalizing the sale of cannabis for adult recreational use. Prior to the promulgation of the Cannabis Act and the Cannabis Regulations, only the sale of cannabis for medical purposes was legal, which was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) under the Controlled Drugs and Substances Act (“CDSA”). The Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the production, processing, sale and distribution of cannabis for medical and adult recreational use.

The Cannabis Act provides a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for adult recreational use, implemented by the Cannabis Regulations. The Cannabis Act and the Cannabis Regulations maintain separate access to cannabis for medical purposes. Under the Cannabis Act and the Cannabis Regulations, import and export permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of industrial hemp and in accordance with the Industrial Hemp Regulations. Import and export permits will not be issued in respect of cannabis for adult recreational use.

The Cannabis Regulations, among other things, set out regulations relating to the following matters: (1) licences, permits and authorizations; (2) security clearances and physical security measures; (3) good production practices; (4) cannabis products; (5) packaging and labelling; (6) cannabis for medical purposes; (7) drugs containing cannabis; (8) combination products and devices; (9) importation and exportation for medical or scientific purposes; (10) document retention; and (11) reporting and disclosure.

Licences, Permits and Authorizations

The Cannabis Regulations establish six classes of licences: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery) and processing licences (standard processing and micro-processing). Different licences and each subclass therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each

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licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence and may be renewed on or before the expiry date.

The Industrial Hemp Regulations under the Cannabis Act came into force on October 17, 2018. The Industrial Hemp Regulations remained largely the same as they were under the CDSA but now they permit the sale of hemp plants to cannabis licence holders and the use of additional parts of the hemp plant (i.e., flowers and leaves), and licensing requirements were introduced in accordance with the low risk posed by industrial hemp. The Industrial Hemp Regulations define “industrial hemp” as cannabis plants – or any part of the plant – in which the concentration of delta-9-tetrahydrocannabinol (THC) is 0.3% or less in the flowering heads and leaves.

Security Clearances

Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, large shareholders and individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations provide the Minister with the authority to make a ministerial order that would require specified persons to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The ministerial order regarding the Cannabis Tracking System (together with the licensing portal, collectively known as the “Cannabis Tracking and Licensing System”) was published in the Canada Gazette, Part II, on September 5, 2018 and came into effect on October 17, 2018 (the “2018 Ministerial Order”). The 2018 Ministerial Order was repealed and replaced by the new ministerial order, the Cannabis Tracking System Order, published in the Canada Gazette, Part II on June 26, 2019 and in force on October 17, 2019 in order to address the unique public health and public safety risks associated with the three new classes of cannabis, being edible cannabis, cannabis extracts and cannabis topicals (collectively, the “New Classes of Cannabis”) authorized by the Regulations Amending the Cannabis Regulations (New Classes of Cannabis) (the “Amending Regulations”) on October 17, 2019.

The purpose of this system is to enable the submission of licence applications, amendments and renewals through an online portal and track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking and Licensing System, a holder of a licence for cultivation, licence for processing, or a licence for sale for medical purposes is required to submit monthly reports to Health Canada.

Cannabis Products

The Cannabis Regulations set out the requirements for cannabis products and permits the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, cannabis plant seeds, edible cannabis, cannabis extracts and cannabis topicals. THC content is limited by the Cannabis Regulations.

Prior to the passage of the Amending Regulations, the Cannabis Act only permitted the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants and cannabis plant seeds. The Amending Regulations permit the production and sale of the New Classes of Cannabis. As is the case for the licence requirements for dried or fresh

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cannabis and cannabis oil, a processing licence is required in order to produce edible cannabis, cannabis extracts and cannabis topicals, and to package and label these types of cannabis products for sale to consumers. Holders of processing licences issued prior to October 17, 2019 were required to implement additional production and facility quality controls before they could begin manufacturing products belonging to New Classes of Cannabis. The Cannabis Regulations require the filing of a notice with Health Canada at least 60 days before releasing a new product to the market. As a result, December 16, 2019 was the earliest date that products in the New Classes of Cannabis could be made available for sale.

In addition, if a holder of a processing licence chooses to process edible cannabis and food products on the same site, then the production, packaging, labelling, and storage of cannabis and the production, packaging, and labelling of food products will need to be conducted in separate buildings. All cannabis production is required to occur in a separate building from any food production.

Packaging & Labeling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth.

All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations and in plain packaging. The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the licence holder; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

Promotion

The Cannabis Act sets out restrictions regarding the promotion of cannabis products. Subject to a few exceptions, all promotions of cannabis products are prohibited unless authorized by the Cannabis Act. While these restrictions also apply to the New Classes of Cannabis, the Amending Regulations also prohibit certain representations and associations on products, their packages and labels and associated promotional activity, including: certain flavours in cannabis extracts (e.g. confectionary, dessert, soft drink, and energy drink) that are appealing to youth; health or cosmetic benefits unless registered as a health product; energy value and nutrient content representations that go beyond those permitted in the list of ingredients and in the cannabis-specific nutrition facts table; statements reasonably likely to create the impression the edible cannabis or accessory is intended to meet particular dietary requirements; and promotion that could reasonably associate the cannabis, the cannabis accessory or the service related to cannabis with an alcoholic beverage, a tobacco product or a vaping product.

Product Composition

The Amending Regulations introduced restrictions on product composition specific to each New Class of Cannabis including specific THC limits. Examples of other product-specific restrictions include:

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Edible cannabis: must be shelf stable; only food and food additives will be allowed to be used as ingredients in edible cannabis and the use of food additives will need to be in accordance with the limits and purposes that are prescribed for foods; must not have caffeine added, however the use of ingredients containing naturally occurring caffeine will be permitted in edible cannabis products provided that the total amount of caffeine in each immediate container does not exceed 30 milligrams; must not contain alcohol in excess of 0.5% w/w; must not contain anything that would cause the sale of the edible cannabis, if it was a food regulated under the Food and Drugs Act, to be prohibited and must not be fortified with vitamins or mineral nutrients.

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Cannabis extracts: must not contain ingredients that are sugars, sweeteners or sweetening agents, nor any ingredient listed on Column 1 of Schedule 2 to the Tobacco and Vaping Products Act (which is a list of

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ingredients that are prohibited in vaping products) except if those ingredients and their levels are naturally occurring in an ingredient used to produce the extract.
•	Cannabis topicals: must not contain anything that may cause injury to the health of the consumer when the product is used as intended or in a reasonably foreseeable way.

Health Products Containing Cannabis

Under the current regulatory framework, cannabis is not permitted for use in a natural health product or a non-prescription drug product, as phytocannabinoids are included as prescription drugs on the Human and Veterinary Prescription Drug List (“PDL”). Although Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based prescription drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty by allowing healthcare practitioners to monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

Cannabis is also expressly prohibited for use in cosmetic products as it is included on Health Canada’s Cosmetic Ingredient Hotlist, List of Ingredients Prohibited for Use in Cosmetic Products.

Provincial and Territorial Regulatory Regimes

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the Cannabis Act includes provisions stipulating that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (similar to what is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have, to varying degrees, regulatory regimes for the distribution and sale of cannabis for adult recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years for cannabis use, except for Québec and Alberta, where the minimum age is 21 and 18, respectively.

Québec: In Québec, all recreational cannabis is managed and sold through outlets of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation, under the oversight of the Alcohol and Gaming Commission of Ontario (the “AGCO”). Ontario also permits the sale of recreational cannabis through private brick-and-mortar retailers. Initially, Ontario employed a “phased” approach to retail licensing, setting a maximum cap of 25 licenses available to be issued to allow operators to open for business beginning April 1, 2019. The Ontario government has now moved to open the market for private cannabis retail stores in Ontario. In addition to removing the cap on the number of private retail stores in Ontario, the previously mandated regional distribution limiting the number of retail stores permitted in each region will be maintained only until March 2, 2020 and then eliminated entirely. The AGCO expects to issue up to 20 Retail Store Authorizations per month, beginning in April 2020. Federally licensed producers may now own or control, directly or indirectly, up to 25% of a corporation holding a cannabis Retail Operator License (required to hold a Retail Store Authorization) in Ontario, an increase from the previous threshold of 9.9%. Until August 31, 2020 each retail operator (and its affiliates) may own a maximum of 10 cannabis stores, increasing to 30 cannabis stores in September 2020 and increasing again to 75 cannabis stores in September 2021.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately-operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

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Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the Alberta Gaming & Liquor Commission), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are to be permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has selected operators for the province’s 51 cannabis private retail store permits, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

Manitoba: In Manitoba, cannabis distribution and wholesale is government-run by the Manitoba Liquor and Lotteries Corporation (the “MBLL”), with retail sale privately operated. Manitoba has opened the cannabis retail application process to all prospective retailers. This includes the introduction of a new controlled-access licence for retailers. Manitoba will also continue to offer age-restricted licences for retailers wishing to open stand-alone stores. To become a retailer, applicants will be required to successfully complete the required application process, enter into a Cannabis Store Retailer Agreement with MBLL, and be issued an applicable licence from the Liquor, Gaming and Cannabis Authority of Manitoba.

New Brunswick: In New Brunswick, recreational cannabis is sold and online sales are run by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “NBLC”). The NBLC also controls the distribution and wholesale of cannabis in the province. The New Brunswick government has issued a request for proposals in order to find a single private operator to take over the Cannabis NB operations which would privatize the government-operated corporation created to handle retail sale of adult use cannabis. This would result in the retail model changing from government-operated to privately-operated in New Brunswick.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation (the “NSLC”) is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, sale of cannabis is government-run through government retail sales and online. There is no private licensing of retail. The PEI Cannabis Management Corporation is responsible for the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis is sold through licensed private retail stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the wholesale and distribution to the private sellers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the initial online retailer, although licenses may later be issued to private interests.

Yukon: The Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in the Yukon.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor and Cannabis Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the Liquor Commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: Nunavut permits the sale of cannabis through private retailers, including online. The Nunavut Liquor and Cannabis Commission is responsible for distribution and wholesale in the territory.

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United States Regulatory Matters

Hemp and Cannabis

Neptune does not currently have any direct or indirect cannabis investments in the United States, where cannabis remains federally illegal. We will only participate in federally permissible activities, despite cannabis being legal in certain individual states.

The United States represents the largest cannabis and hemp-derived CBD market globally. As part of any U.S. market strategy, we must consider the Corporation’s stakeholders and how various state and federal regulations will affect the Corporation’s business prospects. The Corporation is committed to only engaging in activities which are permissible under both state and federal laws.

Risk Factors

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in our securities. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Operational Risks

COVID-19 has and will continue to impact our operations and could have a material adverse effect on our business, results of operations and financial condition.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic continues to result in extended government-ordered closures affecting significant portions of the global economy, including in the United States and Canada. The public health crisis caused by COVID-19 and the measures taken and continuing to be taken by governments, businesses and the public have, and we expect will continue to have, certain negative impacts on our business operations, and could have a material adverse effect on our business, results of operations and financial condition.

The full extent to which COVID-19 may impact our business, including our operations and the market for our securities and our financial condition, will depend on future developments, which are highly uncertain and cannot be predicted at this time. These include the duration, severity and scope of the outbreak, and further action taken by the government and other third parties in response to the pandemic. In particular, COVID-19 and government efforts to curtail COVID-19 could impede our production facilities, increase operating expenses, result in loss of sales, affect our supply chains, impact performance of contractual obligations and require additional expenditures to be incurred.

In connection with COVID-19 and to comply with mandates and guidance from governmental authorities, we have and continue to update our operational procedures and safety protocols at our facilities. If such measures are not effective or governmental authorities implement further restrictions, we may be required to take more extreme action, which could include a short or long-term closure of our facilities or reduction in workforce. These measures may impair our production levels or cause us to close or severely limit production at one or more facilities. Further, our operations could be adversely impacted if suppliers, contractors, customers and/or transportation carriers are restricted or prevented from conducting business activities.

Consumer demand for our products may also be impacted by COVID-19 as a result of reductions in consumers’ disposable income associated with layoffs, and work or pay limitations due to mandatory social distancing and lockdown measures implemented by government authorities. As demand for our products decreases, we may be required to record additional asset impairments, including an impairment of the carrying value of our goodwill, along with other accounting charges.

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Given the ongoing and dynamic nature and significance of COVID-19 and its impact globally, we are not able to enumerate all potential risks to our business. Any of the negative impacts of COVID-19, including those described above, alone or in combination with others, may have a material adverse effect on our business, results of operations or financial condition. Further, any of these negative impacts, alone or in combination with others, could exacerbate many of the other risk factors outlined in this AIF.

Catastrophic events outside of our control, including pandemics, may harm our results of operations or damage our facilities.

A catastrophic event where we have our operations, offices or manufacturing facilities, such as an earthquake, tsunami, flood, typhoon, fire, power disruption or other natural or manmade disaster, computer virus, cyber attack, terrorist attack, war, riot, civil unrest or other conflict, or an outbreak of a public health crisis including epidemics, pandemics or outbreaks of new infectious diseases or viruses, as well as related events that can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets. A catastrophic event where Neptune has important operations could disrupt the Corporation’s operations or those of its contractors and impair production or distribution of its products, damage inventory, interrupt critical functions or otherwise negatively affect its business, harming Neptune’s results of operations.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor, and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date, or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

We are currently, and may in the future be, subject to substantial litigation, investigations and proceedings that could cause us to incur significant legal expenses and result in harm to our business.

We are subject to federal, state, local, foreign, and provincial laws, rules, and regulations concerning advertising and marketing, including but not limited to those prohibiting unfair, deceptive, and/or abusive trade practices. Violations of advertising and marketing requirements can result in fines, penalties, injunctions, disgorgement of profits, full restitution for injury suffered by consumers, rescission of contracts, enforcement actions, regulatory or judicial orders requiring corrective measures, and attorneys’ fees associated with prosecuting such actions.

Accordingly, we are exposed to potential liabilities and reputational risk associated with litigation, regulatory proceedings and government investigations and enforcement actions for the failure of us to comply with applicable health, safety, and labeling requirements and advertising and marketing requirements. Any adverse judgment in or settlement of any pending or any future litigation or investigation could result in payments, fines and penalties that could adversely affect our business, results of operations and financial condition. Regardless of the merits of the claims and the outcome, legal proceedings have resulted in, and may continue to result in, significant legal fees and expenses, diversion of management and employee time and other resources, and adverse publicity. Such proceedings could also adversely affect our business, results of operations and financial condition. For more information on our pending legal proceedings, see “Legal Proceedings and Regulatory Actions.”

Increasing awareness of health and wellness are driving changes in the consumer products industry, and if we are unable to react in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

We must continually anticipate and react, in a timely and cost-effective manner, to changes in consumer preferences and demands, including changes in demand driven by increasing awareness of health and wellness and demands for transparency or cleaner labels with respect to product ingredients by consumers and regulators. Consumers, especially in developed economies such as the U.S. and Canada, are rapidly shifting away from products containing artificial ingredients to all-natural, healthier alternatives. In addition, there has been a growing demand by

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consumers, non-governmental organizations and, to a lesser extent, governmental agencies to provide more transparency in product labeling and our customers have been taking steps to address this demand, including by voluntarily providing product-specific ingredients disclosure. These two trends could affect the types and volumes of our ingredients and compounds that our customers include in their consumer product offerings and, therefore, affect the demand for our products. If we are unable to react to or anticipate these trends in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

Markets for our products and services are highly competitive, and we may be unable to compete effectively.

Our products and services, including our consumer products, are offered in highly competitive markets that may be characterized by aggressive price competition and resulting downward pressure on gross margins, frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in product price/performance characteristics, rapid adoption of technological advancements by competitors and price sensitivity on the part of consumers and businesses.

Additionally, our consumer products may compete on the basis of product performance, brand recognition and price. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support and product innovations to maintain its relative market position. If our advertising, marketing and promotional programs are not effective or adequate, our net sales may be negatively impacted.

Some of our competitors are larger than us and have greater financial resources. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can. Competitive activity may require the Corporation to increase its spending on advertising and promotions and/or reduce prices, which could lead to reduced sales, margins and net earnings.

Our commercial success depends, in part, on our intellectual property rights and a failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

Our success depends in part on our ability to develop products, obtain patents, protect our trade secrets and operate without infringing third-party exclusive rights or without others infringing our exclusive rights or those granted to us under license. The patent position of a corporation is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. We do not know whether we will be able to develop other patentable proprietary technology and/or products. Furthermore, we cannot be completely certain that our future patents, if any, will provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, we cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent us from marketing our products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as ours or invent or have invented other products based on our patented products.

If third-party licenses are required, we may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, we could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain of our products, or even prevent us from developing, manufacturing or selling certain products. In addition, we could incur significant costs in defending ourselves in patent infringement proceedings initiated against us or in bringing infringement proceedings against others.

We may be unable to manage our growth effectively.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to continue to improve our operational and financial systems, managerial controls and procedures and we will need to continue to

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expand, train and manage our technology and workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales functions. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

To support our growth, we may have to further increase our investment in technology, facilities, personnel and financial and management systems and controls. We may also have to further expand our procedures for monitoring and assuring our compliance with applicable regulations, and may need to integrate, train and manage a growing employee base. The expansion of our existing businesses, and expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

We depend on significant customers for a substantial portion of our revenue. If we fail to retain or expand our customer relationships or significant customers reduce their purchases, our revenue could decline significantly.

For the year ended March 31, 2021, one customer accounted for 14.9% of revenue; no customer accounted for more than 10% of revenue for the year ended March 31, 2020.

We believe that our operating results for the foreseeable future will continue to depend on sales to a small number of customers. These customers have no purchase commitments and may cancel, change or delay purchases with little or no notice or penalty. As a result of this customer concentration, our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant customer. In the future, these customers may decide to purchase less product from us than they have in the past, may alter purchasing patterns at any time with limited notice, or may decide not to continue to purchase our products at all, any of which could cause our revenue to decline materially and materially harm our financial condition and results of operations. If we are unable to diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

In addition, the Corporation is subject to credit risk of its customers, and its profitability and cash flow are dependent on receipt of timely payments from clients. Any delay in payment by the Corporation’s customers may have an adverse effect on the Corporation’s profitability, working capital and cash flow. There is no assurance that the Corporation will be able to collect all or any of its trade receivables in a timely matter. If any of the Corporation’s clients face unexpected situations such as financial difficulties, the Corporation may not be able to receive full or any payment of the uncollected sums or enforce any judgment debts against such clients, and the Corporation’s business, results of operations and financial condition could be materially and adversely affected.

We have recorded significant goodwill impairment charges and may be required to record additional charges to future earnings if our goodwill or intangible assets become impaired.

As of March 31, 2021, our goodwill balance was $32.0 million which represented 13.6% of total consolidated assets. We are required to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets and/or goodwill may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or our own operations, and/or other materially adverse events that have implications on the profitability of our business or business segments. We may be required to record additional charges during the period in which any impairment of our goodwill or other intangible assets is determined which could have a material adverse impact on our results of operations. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.

In some cases, we cannot determine with any certainty whether we have priority of invention in relation to any new product or new process covered by a patent application or if we were the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that our patents would be

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held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, part of our technological know-how constitutes trade secrets. We require that our employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of our trade secrets, know-how or other proprietary information.

Claims that our technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of our management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

Significant interruptions in our access to certain supply chains, for key inputs such as raw materials, electricity, water, and other utilities may impair our operations.

Our business is dependent on a number of key inputs and their related costs (certain of which are sourced in other countries and on different continents), including raw materials, supplies and equipment related to our operations, as well as electricity, water and other utilities. We operate a manufacturing facility and have dispersed suppliers and customers. Governments may regulate or restrict the flow of our labor or our products, and the Corporation's operations, suppliers, customers, and distribution channels could be severely impacted. Any significant future governmental-mandated or market-related interruption, price increase or negative change in the availability or economics of the supply chain for key inputs and, in particular, rising or volatile energy costs could curtail or preclude our ability to continue production. In addition, our operations would be significantly affected by a prolonged power outage.

No assurances can be given that we will be successful in maintaining our required supply of materials, labor, equipment, parts, and components. See also “COVID-19 has and will continue to impact our operations and could have a material adverse effect on our business, results of operations and financial condition”.

Our activities rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

We purchase certain important ingredients and raw materials from third-party suppliers and, in certain cases, we engage contract manufacturers to supply us with finished products. For certain of our products, we enter into arrangements with third parties related to the development, testing, production, packaging, and commercialization of our products to our customers which are then responsible for the marketing and distribution of the products. Our revenues are therefore dependent on the successful efforts of these third parties.

Real or perceived quality control problems with raw materials or finished products manufactured by contract manufacturers could negatively impact consumer confidence in our products or expose us to liability. In addition, disruption in the operations of any such supplier or manufacturer or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war, or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Corporation’s third-party manufacturers are subject to laws and regulations, including current Good Manufacturing Practices regulations (“cGMP”), which are enforced by the FDA and other regulatory authorities. The Corporation’s third-party manufacturers may be unable to comply with cGMP or other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning or untitled letters, import or export bans or restrictions and criminal prosecution and penalties. Any of these penalties could delay or prevent the promotion, marketing, or sale of the Corporation’s products. If the safety of any products supplied to the Corporation

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is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, the Corporation may not be able to successfully sell its products and our business, financial condition and operations may be adversely affected.

Some of our current and future partners may decide to compete with us, refuse or be unable to fulfill or honour their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our partners will market our products successfully or that any such third-party collaboration will be on favourable terms. We may not be able to control the amount and timing of resources our partners devote to our products. In addition, we may incur liabilities relating to the distribution and commercialization of our products. While the agreements with such customers generally include customary indemnification provisions indemnifying us for liabilities relating to third-party manufacturing or packaging of our products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

Our products may be subject to recalls for a variety of reasons, which could require us to expend significant management and capital resources.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, adulteration, unintended harmful side effects, or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the products produced by or for us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. As a result of any such recall, our sales may be significantly affected and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention or damage our reputation and goodwill or that of our products or brands.

Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies and authorities, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Any product recall affecting the cannabis or hemp industry more broadly, whether or not involving us, could also lead consumers to lose confidence in the safety and security of the products sold by us generally.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, or allegations of product contamination or tampering or product quality issues (whether or not valid) with respect to products in our portfolio may reduce demand for such products, and cause production and delivery disruptions or increase costs, which could adversely affect our business, reputation, financial condition or results of operations. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for consumption or use are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brands. Our business could also be adversely affected if consumers lose confidence in product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio.

Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, manufacturers, distributors, joint venture partners or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We identified material weaknesses in our internal control over financial reporting. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective ICFR it could impact

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our reputation, business, and the price of our common shares, as well as lead to a loss of investor confidence in us.

The Corporation has and may continue to fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. The Corporation’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements or in a cease trade order, which in turn could harm the Corporation’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

The Corporation has and may continue to fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that the Corporation’s financial and disclosure controls will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of the Corporation’s controls and procedures could also be limited by simple errors or faulty judgements.

Material weaknesses in the Corporation’s internal control over financial reporting were determined to exist at March 31, 2021 and these material weaknesses has not been remediated to date. The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to the presence of these material weaknesses. While new and revised controls are being adopted to remediate these weaknesses, if these and other controls fail to adequately remediate these material weaknesses, it could result loss of investor confidence, which could lead to a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the TSX or Nasdaq or any other exchange on which our common shares may be listed.

We may be unable to attract or retain key personnel, and we may be unable to attract, develop and retain additional employees required for our development and future success.

Our success is largely dependent on the performance of our management team and certain employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not currently maintain key-person insurance on the lives of any of our key personnel.

Further, officers, directors, and certain key personnel at our facility that is licensed by Health Canada are subject to the requirement to obtain and maintain a security clearance from Health Canada. Moreover, an individual with security clearance must be physically present on site when other individuals are conducting activities with cannabis. A security clearance is valid for a limited time and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. In addition, if an individual in a key operational position leaves us, and we are unable to find a suitable replacement who is able to obtain a security clearance in a timely manner, or at all, we may not be able to conduct our operations at planned production volume levels or at all.

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Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our current and expected business activities expose us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors’ and officers’ liability insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Over the last several years, we have implemented, and we continue to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition, or results of operations.

Conflicts of interest may arise between the Corporation and its officers and directors, which could adversely affect our operations.

The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may potentially be engaged in a range of business activities. In addition, its executive officers and directors may potentially devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations.

In addition, we may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Corporation may be dealing, or which may be seeking investments similar to those the Corporation desires. The interests of these persons could conflict with the Corporation’s interests. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Corporation’s directors are required to act honestly, in good faith and in the Corporation’s best interests.

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Cannabis Industry Risks

The adult use cannabis market in Canada and the regulations governing the industry are still developing.

Cannabis for adult use only became legal in Canada in late 2018. As a result, the industry and the regulations governing the industry are rapidly developing. If they develop in ways that differ from the Corporation’s expectations, the business and results of operations may be adversely impacted.

United States Food and Drug Administration’s (“FDA”) regulation relating to hemp-derived CBD products remain subject to FDA’s enforcement discretion, albeit, FDA’s official position regarding ingestible CBD products precluded under the Federal Food, Drug, and Cosmetic Act (“FDCA”).  Thus, the regulatory status of these products remain unclear and rapidly evolving, and changes may not develop in the timeframe or manner most favorable to our business objectives.

Our participation in the market for hemp-derived CBD products in the United States and elsewhere may require us to employ novel approaches to existing regulatory pathways. The passage of the Farm Bill in December 2018 legalized the cultivation of hemp in the United States to produce products containing CBD and other non-THC cannabinoids. On May 31, 2019, the FDA held a public hearing to obtain scientific data and information about the safety, manufacturing, product quality, marketing, labeling, and sale of products containing cannabis or cannabis-derived compounds, including CBD. The FDA has also formed an internal working group to evaluate the potential pathways to market for CBD products. FDA’s present position is that dietary supplement and food products containing CBD are precluded from addition to food and dietary supplements.  The FDA further takes the position that CBD is not permitted for use in food as the ingredient is not Generally Recognized as Safe (“GRAS”).  FDA’s position on preclusion and safety is disputed by industry that CBD is precluded from addition to dietary supplements and foods.  In regard to other cannabinoids, FDA has not taken a regulatory position other than to reiterate that addition of other cannabinoids may be considered new dietary ingredients and subject to notification and that other cannabinoids cannot be added to food if they are not GRAS.   It is important to note that company’s may take a self-determined GRAS position regarding its products and there is no requirement to submit GRAS ingredients to FDA for its review and concurrence, albeit, FDA does have a mechanism to do so.  With that said, FDA is exercising enforcement discretion over ingestible CBD products absent express disease claims until such time it has concluded its review of available regulatory pathways.

In addition, such products may be subject to regulation at the state or local levels. While the Farm Bill created a pathway under which hemp and its derivatives are exempted from the definition of marijuana and protected from state’s interfering with the transportation of hemp and its derivatives in interstate commerce, state and local authorities are permitted under the Farm Bill to issue their own restrictions on the cultivation or sale of hemp or hemp-derived products, including laws that ban the cultivation or possession of hemp or any other plant of the cannabis genus and derivatives thereof, such as CBD. State regulators may take enforcement action against food and dietary supplement products that contain CBD, or enact new laws or regulations that prohibit or limit the sale of such products. Unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in the market for such products.

Unfavorable publicity or consumer perception regarding the cannabis industry could decrease demand for our products and adversely impact our operating results.

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of the Corporation. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have

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a material adverse effect on the Corporation, the demand for our products, and the business, results of operations, financial condition and cash flows of the Corporation.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or our products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Corporation and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

We must comply with requirements for licenses and permits in Canada and the failure to maintain these could adversely affect our operations.

As a holder of a license for standard processing, we will be subject to ongoing inspections by Health Canada to monitor our compliance with its licensing requirements. Our license(s) that we obtained, or may in the future obtain, in Canada may be revoked or restricted at any time in the event that we are found not to be in compliance. Should we fail to comply with the applicable regulatory requirements or with conditions set out under our license(s), should our license(s) not be renewed when required, or be renewed on different terms, or should our license(s) be revoked, we may not be able to produce, process or distribute cannabis products.

We operate in Canada out of our existing facility located in Sherbrooke, Québec, which is required to comply with Health Canada requirements. Our facility is therefore subject to the adherence of ongoing standards and thresholds in order to maintain the appropriate certificate. Although the Corporation believes it will continue to meet such ongoing requirements, there is no guarantee that the required certification will be maintained. Any loss in certification would have a material adverse effect on the business, financial condition, and results of the operations of the Corporation.

Our current license with Health Canada expires on January 4, 2022. Prior to the expiration, we must submit to Health Canada an application for renewal of such license. There can be no assurance that we will be able to renew our existing license and any failure to renew such license would have a material adverse impact on our business, financial condition, and operating results.

In addition, we and other licensed producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use markets, and we may be unable to export that oversupply into other legal markets. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If this were to occur, there is no assurance that we would be able to generate sufficient revenue from the sale of adult-use cannabis to result in profitability and sufficient liquidity. Regulatory restrictions or over supply conditions could result in inventory adjustments.

The tax burden related to our expected cannabis and hemp-related activities is still uncertain.

Tax regimes, including excise taxes and sales taxes, can disproportionately affect the price of our products, or disproportionately affect the relative price of our products versus other cannabis and hemp-based products. Because our expected products are targeted at the premium cannabis market, tax regimes based on sales price can place us at a competitive disadvantage in certain price-sensitive markets. As a result, our volume and profitability may be adversely affected in these markets.

Additionally, the Corporation may incur significant tax liabilities if the U.S. Internal Revenue Service (“IRS”) continues to determine that certain expenses of businesses working with the cannabis plant are not permitted tax deductions under section 280E of the U.S. Internal Revenue Code of 1986, as amended (“Code”). Section 280E of

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the Code prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act). The IRS has invoked section 280E of the Code in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of section 280E of the Code favorable to cannabis businesses.

Laws in the United States may make it difficult for us to open bank accounts for our business.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Similarly, because the 2018 Farm Bill has not yet been fully implemented; the Corporation relies on exemptions promulgated pursuant to the 2014 Farm Bill; and the FDA continues to assert that CBD cannot be added to food or dietary supplements, it is possible that banks may refuse to open bank accounts for the deposit of funds related to the Corporation’s hemp operations. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Corporation.

The development of the adult-use cannabis industry and regulations governing this industry may impact our ability to successfully compete.

The Cannabis Act and the accompanying regulations (“CR”), became effective in October 2018 and allow individuals over the age of 18 to legally purchase, process and cultivate limited amounts of cannabis for adult use recreational purposes in Canada. Further, each province and territory of Canada has the ability to separately regulate the distribution of cannabis within such province or territory, and the rules (including associated regulations) adopted by these provinces or territories vary significantly. There is no assurance that the adult-use cannabis industry, and the regulations governing this industry, will continue to develop as anticipated.

There are and will be significant restrictions on the marketing, branding, product formats, product composition, packaging, and distribution channels allowed under the CR, which may reduce the value of certain of our products and brands or negatively impact our ability to compete with other companies in the adult-use cannabis market in Canada. For instance, the CR includes a requirement for health warnings on product packaging, the limited ability to use logos and branding (only one brand name and one brand element per package), restrictions on packaging itself, and restrictions on types and avenues of marketing. Further, Cannabis 2.0 regulations (which came into force on October 17, 2019, allowing new cannabis form factors) govern the production and sale of new classes or forms of cannabis products (including vapes and edibles), and impose considerable restrictions on product composition, labeling, and packaging in addition to being subject to similar marketing restrictions as existing form factors. Additional marketing and product composition restrictions have been imposed by some provinces and territories. Such federal and provincial restrictions may impair our ability to develop our adult-use brands and additional product or marketing restrictions imposed under future regulations may make it uneconomic or unfeasible for us to introduce brands and products into the Canadian market.

Some provinces and territories also impose significant restrictions on our ability to merchandise products; for example, some provinces impose restrictions on investment in retailers or distributors and their employees as well as in our ability to negotiate for preferential retail space or in-store marketing. Such variance may make participation in the adult-use cannabis market uneconomic or of limited economic benefit for us in those provinces or territories and could result in significant additional compliance or other costs and limitations on our ability to compete successfully in each such market.

Market consolidation in the cannabis industry may reduce our ability to compete, due to scale, cost and pricing disadvantages.

The Canadian cannabis industry has and may continue to experience consolidation, and some of the resulting companies that will be our competitors will have market presence, growth operations, technical and marketing capabilities, personnel, financial and other resources substantially greater than our own. In addition, some of these competitors will be able to raise capital at a lower cost than we will be able to. Consequently, some of these competitors

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may be able to develop and expand their growth, distribution and retail infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we will be able to. Additionally, the greater brand name recognition of some of our current and future competitors or competitive price pressure may require us to lower prices in order to retain or acquire customers. Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time or achieve a greater return.

In addition to competition from licensed producers, we face competition from illegal dispensaries and black market suppliers.

In addition to competition from licensed producers and those able to produce cannabis legally without a license, the Corporation also faces competition from unlicensed and unregulated market participants, including illegal dispensaries and black-market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult recreational-use cannabis in Canada, black market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods that the Corporation is currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure.

Cannabis is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not interrupt production activities with our suppliers and partners and have an adverse effect on our business.

We rely on third parties for our supply of cannabis.

We do not cultivate cannabis to supply ourselves with cannabis leaves, flowers and trim to operate our extraction business. We currently obtain cannabis from third parties in amounts sufficient to operate our extraction business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to process or purchase a sufficient amount of cannabis to operate our business. Additionally, the price of cannabis may rise which would increase our cost of goods. If we are unable to acquire the cannabis required to operate our extraction business or if the price of cannabis increases, it could have a material adverse impact on our business, our financial condition and results from operations.

If any of our key suppliers fails to provide inputs meeting our quality standards, we may need to source cannabis, equipment or other inputs from other suppliers, which may result in additional costs and delay in the delivery of our products and services to our clients. There is no assurance that our suppliers will be able to supply and deliver the required materials to us in a timely manner or that the materials they will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Corporation may materially and adversely affect or delay its production schedule and affect its product quality. If we cannot secure materials of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, we may not be able to deliver its products to our clients on time with required quality. The Corporation’s suppliers, service providers and distributors

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may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which our operations rely. Loss of its suppliers, service providers or distributors would have a material adverse effect on the Corporation’s business and operational results.

Our activities and resources in the Canadian cannabis industry rely on a single facility.

To date, our activities and resources in the Canadian cannabis industry have been primarily focused on our facility located in Sherbrooke, Québec, and we will continue to focus on such facility for the foreseeable future. Adverse changes or developments affecting this facility could have a material and adverse effect on our business and financial condition.

We may not be able to transport our cannabis products to customers in a safe and efficient manner.

We will depend on fast and efficient third-party transportation services to distribute our cannabis products. Any prolonged disruption of third-party transportation services could have a material adverse effect on our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used by us to ship our products may also adversely impact our profitability, and more generally our business, financial condition and results of operations.

The security of products during transportation will be of the utmost concern. A breach of security during transport or delivery could result in the loss of high-value product. A failure to take steps necessary to ensure the safekeeping of cannabis could also have an impact on our ability to operate under our license(s), to renew or receive amendments to such licenses, or to receive required new licenses.

Access to certain markets in Canada is dependent on compliance with supplier standards established by provincial or territorial distributors.

Government-run provincial and territorial distributors in Canada require suppliers to meet certain service and business standards, and routinely assess for compliance with such standards. Any failure by us to comply with such standards could result in our being downgraded or disqualified as a supplier and would severely impede or eliminate our ability to access certain markets within Canada.

Regulatory Compliance Risks

Our Status as a Foreign Private Issuer

As a foreign private issuer, we are subject to different reporting and disclosure requirement under U.S. securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer.

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U.S. investors may be unable to enforce certain judgments against us in Canada.

Neptune is a corporation existing under the Business Corporations Act (Québec). A number of our directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Ownership of our Securities

The market price of Neptune’s Common Shares may be highly volatile.

The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning Neptune, its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting Neptune, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in Canada and the United States may have a significant impact on the market price of Neptune’s Common Shares. In addition, there can be no assurance that the Neptune’s Common Shares will continue to be listed on the TSX or Nasdaq.

The market price of the Neptune’s Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to Neptune’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions.

For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Neptune’s Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company.

Litigation resulting from these claims could be costly and time-consuming and could divert the attention of management and other key personnel from the Corporation’s business and operations. The complexity of any such claims and the inherent uncertainty of commercial or class action, litigation increases these risks. In recognition of these considerations, the Corporation could suffer significant litigation expenses in defending any of these claims and enter into settlement agreements. If the Corporation is unsuccessful in its defense of material litigation claims or is unable to settle the claims, the Corporation may be faced with significant monetary damage awards or other remedies against it including injunctive relief that could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Administrative or regulatory actions against the Corporation or its employees could also have a material adverse effect on the Corporation’s business, financial condition and results of operations.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future.

We have never paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends,

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which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If there is insufficient liquidity in our Common Shares, it could adversely affect your ability to sell your shares.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX and NASDAQ or achieve listing on any other public stock exchange. There can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell Common Shares.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of a corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Our stockholders may be subject to dilution resulting from future offerings of common stock by us.

We may raise additional funds in the future by issuing common shares or equity-linked securities. Holders of our securities have no pre-emptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of our capital stock is warranted, the price at which such issuance is to be affected and the other terms of any future issuance of capital stock. In addition, additional common stock will be issued by us in connection with the exercise of options or grant of other equity awards granted by us. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our existing securities.

Other regulatory compliance risks

We are subject to laws and regulations and guidelines, changes in which could increase our costs and individually or in the aggregate adversely affect our business.

We are subject to laws and regulations affecting our operations in a number of areas. These laws and regulations affect the Corporation’s activities in areas including, but not limited to, the cannabis industry in Canada, the hemp business in the United States, food, beverage and nutritional products, consumer protection, labor, intellectual property ownership and infringement, import and export requirements, and environmental, health and safety.

The successful execution of our business objectives is contingent upon compliance with all applicable laws and regulatory requirements and obtaining all other required regulatory approvals, which may be onerous and expensive. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation and the expansion of the Corporation’s business, could individually or in the aggregate make the Corporation’s products and services less attractive to our customers, delay the introduction of new products, or cause the Corporation to implement policies and procedures designed to ensure compliance with applicable laws and regulations. There can be no assurance that the Corporation’s employees, contractors, or agents will not violate such laws and regulations or our policies and procedures.

We are subject to risks inherent to the nutraceutical industry.

We are heavily dependent on the export of products to the United States. The U.S. FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the U.S. FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that our products may not have full access to the U.S. market and poses additional risks to our business.

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We are subject to taxation in multiple jurisdictions, and changes in taxation may impact our earnings.

The Corporation will operate and will be subject to income tax and other forms of taxation (which are not based upon income) in multiple tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to change. Therefore, the Corporation’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. The Corporation may have exposure to greater than anticipated tax liabilities or expenses. The Corporation will be subject to income taxes and non- income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities and the determination of the Corporation’s provision for income taxes and other tax liabilities will require significant judgment.

We are subject to anti-money laundering laws and regulations in multiple jurisdictions.

The Corporation will be subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

If any of the Corporation’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States or Canada were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Corporation has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Corporation may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Our inability to maintain our regulatory approvals and permits could adversely affect our business and financial results.

The Corporation is required to obtain and maintain certain federal and state permits, licenses and approvals in the jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Corporation will be able to obtain or maintain necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Corporation’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

Any acquisitions, strategic investments, divestures, mergers, or joint ventures we make may require the issuance of a significant amount of equity or debt securities and may not be successful.

As part of our business strategy, we expect to selectively pursue strategic acquisitions, as well as additional strategic and other investments such as joint ventures or partnerships, to obtain additional businesses, products and/or technologies, capabilities, and personnel. Acquisitions and other investments present challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration, the potential disruption of each company’s respective ongoing businesses, possible inconsistencies in standards, controls, procedures, and policies, unanticipated costs of terminating or relocating facilities and operations, unanticipated expenses relating to such integration, contingent obligations, and the reconciliation of corporate cultures. Those operations could divert management’s attention from the business, cause a temporary interruption of or loss of momentum in the business, and adversely affect our results of operations and financial condition. The inability to consummate and integrate new acquisitions on advantageous terms, or the failure to achieve a favorable return on our strategic and other investments, could adversely affect our ability to grow and compete effectively. Additionally, if we make one or more acquisitions in which the consideration includes the Corporation’s securities, we may be required

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to issue a substantial amount of equity, debt, warrants, convertible instruments, or other similar securities. Such an issuance could result in dilution to shareholders or increase our interest expense and other expenses.

We have reported negative cash flows from operating activities and may do so in future periods.

The Corporation reported negative cash flow from operating activities of $72.6 million and $31.4 million for the fiscal years 2021 and 2020. The Corporation has historically and may also continue to have negative cash flow from operating activities until sufficient levels of sales are achieved. The Corporation cannot guarantee that future positive cash flow from operating activities will be obtained. In addition, negative cash flows may continue longer than the Corporation has planned for which could cause liquidity issues.

The Corporation may also be unable to obtain borrowings in an amount sufficient to enable them to pay debt or to fund other liquidity needs. If sufficient liquidity is not obtained, the Corporation may need to refinance or restructure all or a portion of its debt on or before maturity, sell assets or borrow money or issue equity, which may not be possible on terms satisfactory to the Corporation, or at all. If the Corporation continues to report negative cash flows from operating activities, or any failure to obtain any required additional financing on favourable terms, or at all, such events could have a material adverse effect on the business, financial condition, and results of operation of the Corporation.

We are subject to foreign currency fluctuations, which could adversely affect our financial results.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of our business transactions denominated in currencies other than the Canadian dollar.

For the twelve-month period ended March 31, 2021, approximately 61% of our revenues were in U.S. dollars, and a significant portion of our expenses, including the purchase of raw materials, were in U.S. dollars. If the value of the United States dollar fluctuates significantly more than expected in the foreign exchange markets, our operating results and financial condition may be adversely affected.

We may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks.

Neptune’s operations are increasingly dependent on IT systems and the management of information; thus, the protection of customers, employees, suppliers and other business data is critical. A portion of our sales require the collection of certain customer data, such as credit card information. In order for our sales channel to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. The use of credit payment systems makes us more susceptible to a risk of loss, particularly with respect to an external security breach of customer information controlled by us, or by third parties under arrangements with us (including those with whom we have strategic alliances).

Despite of all efforts, Neptune experienced a cyber attack in July of the current fiscal year as consequence of increased digital interactions with customers, suppliers and consumers, and changes in ways of working of our employees and these external stakeholders due to the Covid-19 outbreak.  Also, we are particularly reliant on service providers and thus the impact of Covid-19 on their operations also imposed a risk for us. Cyber-attacks will continue to impose threats to our operations.

In addition, federal, state, provincial and international laws and regulations govern the collection, retention, sharing, and security of data that we manage. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years and may see the imposition of new and additional requirements by provincial, state, and federal governments as well as foreign jurisdictions in which we do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us.

In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employees, customers, suppliers or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This

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could cause consumers to lose confidence in our security measures, harm our reputation as well as divert management attention, and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. If our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved losses, which could materially and adversely affect our earnings and the market price of securities. Our brand reputation would likely be damaged as well.

Dividends

We do not anticipate paying any dividend on our Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Description of Our Share Capital

The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), issuable in one or more series. In accordance with our articles of incorporation, we created the “Series A Preferred Shares”, which are non-voting shares.

As at March 31, 2021, there were a total of (i) 165,622,944 Common Shares and no Preferred Shares issued and outstanding, (ii) options to purchase 13,242,213 Common Shares issued and outstanding, (iii) deferred share units which settle in 41,960 Common Shares issued and outstanding, (iv) restricted share units which settle in 3,354,631 Common Shares issued and outstanding and (v) warrants to purchase 23,582,401 Common Shares issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-Up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Market for Our Securities

The Common Shares are listed and posted for trading on the TSX under the symbol “NEPT” and NASDAQ under the symbol “NEPT”.

Trading Prices and Volumes

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of our Fiscal 2021.

Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
March 2021	$2.13	$1.62	549,722	12,643,600	$1.70	$1.29	4,213,383	96,907,800
February 2021	$4.04	$1.96	1,328,011	25,232,200	$3.15	$1.56	13,456,405	255,671,700
January 2021	$2.71	$1.98	378,875	7,577,500	$2.03	$1.63	2,187,689	41,566,100
December 2020	$2.39	$1.81	220,471	4,629,900	$1.75	$1.49	1,560,305	34,326,700
November 2020	$2.93	$1.95	312,510	6,562,700	$2.01	$1.53	1,661,480	33,229,600
October 2020	$3.27	$2.32	223,195	4,687,100	$2.48	$1.80	987,409	21,723,000
September 2020	$3.58	$2.75	241,586	5,073,300	$2.65	$2.11	529,224	11,113,700
August 2020	$4.13	$3.31	198,180	3,963,600	$3.07	$2.54	722,681	15,176,300
July 2020	$4.80	$3.25	157,882	3,473,400	$3.23	$2.79	759,177	16,701,900
June 2020	$4.36	$3.23	229,427	5,047,400	$3.15	$2.55	739,686	16,273,100
May 2020	$4.80	$3.25	307,905	6,158,100	$3.09	$1.98	1,331,655	26,633,100

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Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
April 2020	$3.62	$1.43	459,048	9,640,000	$2.35	$1.02	2,032,286	42,678,000

Issuance of Securities

For information in respect of options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to our Fiscal 2021 financial statements. We did not otherwise issue any class of securities of Neptune that is not listed or quoted on a marketplace during Fiscal 2021.

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Directors and Officers

Directors

The table below sets out the name, place of residence, principal occupation and security holding in the Corporation and the period during which each such director has so served as well as the member of each committee of the Board of Directors as of the date hereof. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office.

Name and Place of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as Director of the Corporation	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2021
John Moretz (1)(2)(3)(4)(5)(6) North Carolina, USA	Chief Executive Officer and President, Moretz Marketing LLC	Director, Chairman of the Board, Chair of the Special Transaction Committee and Interim Chair of the Compensation and Human Resources Committee, Nominating Committee	2014	3,265,226
Joseph Buaron (4)(6) Ontario, Canada	Co-Founder and CTO – goPeer Corporation	Director and Chair of the Operations and IT Committee	2020	14,619
Michael Cammarata (5)(6) Florida, USA	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer	2019	4,416,897
Ronald Denis (2)(3)(4) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000	75,000
Michael A. De Geus (6) Virginia, United States of America	Founder and Chief Executive Officer of Leatherback Gear, LLC	Director	2020	14,619
Jane Pemberton (1)(2)(5)(6) New York, United States of America	Operating Advisor North Castle Partners, LLC	Director	2020	9,672
Frank Rochon (1)(2) Ontario, Canada	Chief Executive Officer Supply Ontario	Director, Chair of the Audit Committee and Governance Committee	2020	4,771

(1)Member of the Audit Committee

(2)Member of the Governance Committee

(3) Member of the Nominating Committee

(4)Member of the Compensation and Human Resources Committee

(5)Member of the Special Transaction Committee

(6) Member of the Operations and IT Committee

The information as to outstanding Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

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Officers

The following table sets out the name, place of residence and position held with us for each of our executive officers as of March 31, 2021.

Name and Place of Residence	Position Held	With the Corporation Since	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2021
Michael Cammarata Florida, USA	President and Chief Executive Officer	2019	4,416,897
Toni Rinow Quebec, Canada	Chief Financial Officer and Global Operating Officer	2020	30,000

As of March 31, 2021, the directors and executive officers and key members of our management, as a group, beneficially owned or exercised control or direction over approximately 7,830,804 (4.7%) of the outstanding Common Shares of Neptune.

The following are brief biographies of Neptune’s directors and executive officers and key members of our management as of the date hereof:

Board of Directors

Mr. John Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities. He serves on the following boards: Neptune Wellness Solutions-Chairman, LED Technologies, Blowing Rock Brewery, and McCubbin Hosiery, LLC.

Joseph Buaron - Director

Mr. Buaron is co-founder and CTO of goPeer, Canada’s first regulated consumer peer-to-peer lender, he additionally serves as Chief Strategy Officer to Loti Wellness Inc., a Canadian self-care consumer brand. Prior, Mr. Buaron served as CTO of Schmidt’s Naturals, where he led the technology, AI, digital marketing and consumer support divisions through transition from start-up to enterprise, and subsequently through the acquisition by Unilever, and the integration that followed. Mr. Buaron is a seasoned CTO with over two-decades related experience as an entrepreneur, investor, programmer, solutions architect, and DevOps engineer. His passion for technology reflects his recognition for the tremendous impact it has on our lives and its potential for creating a better tomorrow. Immersed in technology, Mr. Buaron strives to provide vision, leadership, form relationships, and eliminate barriers to allow the brightest minds to flourish.

Michael Cammarata – Director, Chief Executive Officer

Mr. Cammarata became CEO of Neptune Wellness Solutions July 8, 2019. Mr. Cammarata is the founder of Random Occurrence, a venture capital and private equity firm. He invested in and cofounded Schmidt’s Naturals, one of the world’s fastest growing wellness brands, leading it from fledgling start-up to acquisition in 2017 by Unilever and onto record breaking growth in 2018. He remained CEO of Schmidt’s Naturals until June 2019, leading its rapid expansion into new and innovative products, retailers and global markets. Mr. Cammarata is a new breed of unconventional CEO with a personal mission to invest and scale companies globally that will make sustainable

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innovation and modern wellness solutions accessible to the world. He believes that natural products are the future and that every person deserves natural products that work and minimize their harm to people, the planet and animals. Through all his investments, Mr. Cammarata is looking toward future technologies, including AI and machine learning to create stronger connections and personalized products for customers. He is a passionate advocate for ending animal testing in cosmetics. Raised in New York, Mr. Cammarata’s dyslexia made school challenging, but that perspective allowed him to identify opportunities others missed. He became a technology and marketing wunderkind by his mid-teens.

Michael A. de Geus – Director

Mr. de Geus is a highly accomplished security executive with domestic and international cyber investigative and physical security experience. He is the founder and Chief Executive Officer of Leatherback Gear, LLC., a producer of bullet proof backpacks. He also served as a Special Agent in federal law enforcement with the Department of Homeland Security and has served on various assignments both physically and with cyber security since 2008. Previously, he served as the Director of Sales at Koro Sun Report in the Fiji Islands and as a consultant for MD Consulting, working on various projects from developing branding and new store layouts to helping with various start-up companies. Mr. de Geus is a Ph.D. Candidate in Public Policy specializing in Homeland Security at Walden University, holds a Master of Science in International Relations from the Troy State University and holds a Bachelor of Science in Criminal Justice from California State University Fullerton.

Dr. Ronald Denis – Director

Dr. Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Jane Pemberton – Director

Ms. Pemberton is a growth driven, brand loving, digital first executive with over 25 years of experience building and investing in highly profitable business with a focus on “good for you” businesses around the world. Ms. Pemberton is currently the Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector.  Prior to North Castle Partners, she served in multiple leadership roles at Gaiam, The Mommy & Me Company, Fox Filmed Entertainment and The Walt Disney Company. Ms. Pemberton currently serves on the Board of Directors for ProSupps USA and The Escape Game.

Frank Rochon – Director

Mr. Rochon was Vice Chairman and Managing Partner with Deloitte until July 2020. In addition, Mr. Rochon was Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.  Mr. Rochon is widely sought after for his business insights and hands-on experience in all aspects of professional services within the Canadian business landscape. At Deloitte, he served in many roles such as Regional Managing Partner roles and also as Deloitte Canada M&A Executive Leader. In addition, Mr. Rochon served on the Deloitte Global executive leadership and the Canadian Board of Directors. Mr. Rochon holds a degree in Business from the University of Ottawa.

Executive Officers

Dr. Toni Rinow –Chief Financial Officer & Global Operating Officer

Dr. Toni Rinow is a catalyst for growth and expansion and is well known for accelerating revenue streams through acquisitions, corporate development, sales and marketing, and financings. With a proven track record of success in international corporate development and the sales and financing of companies in the healthcare market, Toni has successfully facilitated the negotiation of international corporate alliances valued over $100M and overseen a life

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science investment portfolio with $400M under management. She was appointed General Manager of Jubilant DraxImage in 2018, a global leader in nuclear medicine with $200M in sales in 22 countries. Her professional career has included leadership roles in both public and private pharmaceutical and healthcare organizations, where she spearheaded acquisitions across Canada, Latin America, and India and supported the transition of two biotechnology companies to an initial public offering at the Toronto Stock Exchange.  With a focus on strategic growth, Toni is that rare C-level business manager with blended business expertise in finance, science and engineering. In addition to a double Masters of Business Administration and Accounting from McGill University, she holds a doctorate in physical chemistry from the Université de Montréal (Ph.D), and a chemical engineering degree from the European Higher Institute of Chemistry in Strasbourg, France. As a forward thinker, she is trained in Artificial Intelligence from MIT.  Toni believes in giving back to the community and sits on Board of Directors for non-for-profit organizations.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any corporation that:
(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Except as set forth below, to the knowledge of Neptune, no director or executive officer of the corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, or has been, within the last ten years, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets, with the exception of Ms. Jane Pemberton, who was a director of Mynd Spa & Salon, Inc. (formerly Elizabeth Arden Red Door Salon & Spa) (“Mynd”), which was a portfolio company of North Castle Partners, LLC, from 2018 until she resigned from the Board of Directors on March 16, 2020. On March 19, 2020, Mynd filed for bankruptcy relief under of the United States  Chapter 7 Bankruptcy Code; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

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Legal Proceedings and Regulatory Actions

The Corporation is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of such proceedings and claims against the Corporation is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Corporation, the most significant outstanding proceedings and claims are as follows:

(a)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $754,440 has been recognized for this case as at March 31, 2021.

(b)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response. On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 is cooperating with the Subcommittee requests. Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG and is producing documents to the NMAG on March 10, 2021 as requested by the NMAG. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

(c)

On March 16, 2021, a purported shareholder class action was filed in US District Court for the Eastern District of New York against the Corporation and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Corporation believes these claims are without merit and intends to vigorously defend itself.

Although the outcome of these and various other claims and legal proceedings against the Corporation as at March 31, 2021 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

Interest of Management and Others in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

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On November 11, 2019, the Corporation entered into a collaboration agreement with International Flavors & Fragrances Inc. to co-develop hemp-derived CBD products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”) is also a party to the agreement to provide related branding strategies and promotional activities and will be paid royalties in connection with these activities. App Connect is indirectly controlled by Mr. Michael Cammarata.

Escrowed Securities

To the knowledge of the Corporation, as of the date hereof, no securities of any class of securities of the Corporation are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer.

Transfer Agents and Registrars

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

Material Contracts

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation has entered into since April 1, 2019 or prior thereto but which are still in effect:

(a)	the License for Standard Processing from Health Canada issued on January 4, 2019 to a subsidiary of the Corporation, 9354-7537 Québec Inc.;
(b)

the asset purchase agreement dated May 9, 2019 with SugarLeaf in respect of the SugarLeaf Acquisition, as described under “General Development of the Corporation – Fiscal Year Ended March 31, 2020 – Acquisition of the Assets of Hemp Processor SugarLeaf”;

EXPERTS

Ernst & Young LLP are the auditors of the Company and have reported on the consolidated financial statements of the Company as of and for the year ended March 31, 2021.  Ernst & Young LLP confirmed that they are independent with respect to the Company within the meaning of the Code of Ethics of Chartered Professional Accountants of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB (United States).

KPMG LLP were the prior auditors of the Corporation. As at the date of their audit report on the Company’s annual consolidated financial statements as at and for the fiscal year ended March 31, 2020, they confirmed with respect to the Corporation that they were independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they were independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

Report on Audit Committee

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors, and lastly amended on November 14, 2017.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Mr. Frank P. Rochon, acting as Chairperson of the Committee, Mr. John M. Moretz and Ms. Jane Pemberton. From the experience set forth

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below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees, a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Mr. Frank Rochon –Mr. Rochon was Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.  Mr. Rochon is widely sought after for his business insights and hands-on experience in all aspects of professional services within the Canadian business landscape. At Deloitte, he served in many roles such as Regional Managing Partner roles and also as Deloitte Canada M&A Executive Leader. In addition, Mr. Rochon served on the Deloitte Global executive leadership and the Canadian Board of Directors. Mr. Rochon holds a degree in Business from the University of Ottawa.

Mr. John Moretz – Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director of Kathy Ireland, LLC. In addition, he is the Managing Director of various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the textile industry building and marketing numerous consumer brands. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2012. Mr. Moretz founded Moretz Marketing in 1987 to create and manage lifestyle brands licensing opportunities.

Ms. Jane Pemberton – Ms. Pemberton is a Private Equity Advisor and investor at North Castle Partners, a leading consumer middle market private-equity company focused on investing in and growing healthy living businesses. Ms. Pemberton has a long track record of driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose.

External Auditor Fees

Ernst & Young LLP served as the Corporation’s auditors for the financial year ended March 31, 2021, and KPMG LLP served as the Corporation’s auditors for the financial year ended March 31, 2020.

	Financial Year Ended March 31, 2021	Financial Year Ended March 31, 2020
Audit Fees (1) ………………..………	$1,215,105	$561,400
Audit-Related Fees (2) …...………….	-	$553,000
Tax Fees (3) ……………………..….	$15,790	$87,100
Other Fees (4) ……………………..…	-	$9,200
Total Fees …………………….	$1,230,895	$1,210,700

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1.

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews, securities filings, Sarbanes–Oxley Act Section 404 opinion on internal control over financial reporting and consultations on accounting or disclosure issues.

2.

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.
4.	“Other fees” consist of fees for other professional advisory services.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s management proxy circular for its 2020 annual and special meeting of shareholders held on August 12, 2020 and will be contained in Neptune’s management proxy circular for its annual and special meeting of shareholders to be held on August 12, 2021. Additional financial information is also provided in the Corporation’s financial statements and MD&A for the most recently completed fiscal year. These documents and additional information related to Neptune are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.html.

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Schedule “A”
Charter of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.
4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the Audit Commitee as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.
3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

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5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.
6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:
(a)

that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year.
4.

Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously. On a quarterly basis, the Committee shall monitor and report in the minutes of meeting any such complaint.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.
2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.
3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.
4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

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5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.
6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.
7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.
2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

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